This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

March 21, 2006

Item 3: Press Release

A Press release dated and issued March 21, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold wishes to announce the appointment of Michael P. Gross as the Company’s Vice President of Exploration.

Item 5: Full Description of Material Change

March 21, 2006, Vancouver, BC. Freegold Ventures Limited (“Freegold”) is pleased to announce the appointment of Michael P. Gross as the company’s Vice President of Exploration.

Mr. Gross (P.Geo.) holds a B.S. in geology, and an M.S. in economic geology.  With an excellent track record of finding, building, operating and improving precious metals mines throughout North America, Mr Gross has held senior exploration positions ranging from mine geologist to VP Exploration.  In addition Mr. Gross has served as VP Operations for four separate gold and silver producers operating eight mines with aggregate annual production of 350,000 ounces of gold and 8.5 million ounce of silver between them.  Mr. Gross’s exploration and operating plans have served as the basis for the securing of over $200 million of mine financing.

Steve Manz, President and CEO stated, “We are very pleased to have Mike join the Freegold team.  I have had the privilege of working with Mike several times in the past, and his expertise will allow us to further maximize the value of our existing portfolio of projects, as well as allowing us to expand our strategy of growth through acquisition.”

Highlights from Mr. Gross’ career include the operational turnaround of the 5 million ounce per year Lucky Friday silver mine, where as Mine Manager, he was responsible for increasing mill throughput by 85%, ore grade by 21% and productivity by 59%. Based upon this success, he subsequently served as VP Operations of Hecla’s Metal Mining Division.  As VP Operations of Royal Oak Mines, Mr. Gross was an integral member of the management team that acquired and returned to profitability two 100,000 ounce per year gold mines.  Through increasing production and effective cost control, Mr. Gross was able to reduce cash operating costs by 25% (US $97) within the first 15 months of the acquisition.  As VP Operations of NYSE-listed Atlas Corporation, Mr. Gross was a key member of the management team that raised US $66 million in financing and recommenced mining at Atlas’s 50,000 ounce per year gold mine.  Mr. Gross has also successfully brought several new mines into production.  While serving as VP Operations of Exall Resources, his revised feasibility study was instrumental in securing financing for the start-up of a new gold mine, which went from ground breaking to the first gold pour in six months and to positive cash flow within 10 months under his direction.

In conjunction with his appointment, Mr. Gross has been granted 350,000 stock options at an exercise price of $0.35 which shall vest quarterly over a two year period and which have a term of five years, and 400,000 nominal value performance shares which shall vest quarterly over a three year period.  The foregoing are subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___March 22, 2006_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity